

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2016

<u>Via E-mail</u>
Jason W. Veenstra
Chief Financial Officer
Westmoreland Resource Partners, LP
9540 South Maroon Circle, Suite 200
Englewood, Colorado 80112

    Re: Westmoreland Resource Partners, LP
          Form 10-K for the Fiscal Year Ended December 31, 2015
          Filed March 14, 2016
          File No. 001-34815

Dear Mr. Veenstra:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining